Exhibit 99.1

Itaú CorpBanca files Material Event Notice Announcing 2018 Annual
Ordinary Shareholders' Meeting Results

Santiago, Chile, March 27, 2018. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice with the Chilean Financial Market Commission (former Chilean Superintendency of Securities and Insurance), announcing the results of the annual ordinary shareholders meeting. The Material Event Notice is also available on the company's corporate website at itau.cl/investor-relations.

About Itaú CorpBanca
ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 36.06% owned by Itaú Unibanco, 30.65% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders' agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Santander Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of January 31, 2018, according to the Chilean Superintendence of Banks, Itaú Corpbanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.8% market share.

As of December 31, 2017, according to the Colombian Superintendence of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and also the seventh largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 5.0%.

Investor Relations – Itaú Corpbanca
+56 (2) 2660-1701 / IR@corpbanca.cl

Santiago, March 27, 2018
GG/108/2018

Mr.
Chairman
Financial Market Commission
Present

REF.: MATERIAL EVENT / ANNUAL ORDINARY SHAREHOLDERS' MEETING AGREEMENTS

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions, we inform the Commission of the following material event:

In the Annual Ordinary Shareholders' Meeting held today, our shareholders agreed:

1.- To distribute a dividend equivalent to 40% of net income for 2017, which represents an aggregate amount equal to Ch$22,978,721,573 payable to the shareholders of the Bank entitled to receive dividends in a proportion of Ch$0.04484469 per share.

2.- To appoint Mr. Bernard Pasquier as member of our Board of Directors until the next Annual Ordinary Shareholders' Meeting in which the Bank is required to renew its board entirely. Mr Pasquier was appointed as an "independent director", in accordance with Article 50 bis of Law 18,046 on Corporations.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer
ITAÚ CORPBANCA

cc: Superintendency of Banks and Financial Institutions
cc: Santiago Stock Exchange
cc: Chile Stock Exchange
cc: Valparaíso Stock Exchange